LORD ABBETT INVESTMENT TRUST

90 Hudson Street

Jersey City, NJ  07302

December 20, 2006

VIA EDGAR

Briccio Barrientos

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC  20549

Re:        Lord Abbett Investment Trust (the “Trust”)

File Nos. 33-68090 and 811-7988

Dear Mr. Barrientos:

This letter responds to comments you provided in a December 5, 2006 telephone conversation with Christina T. Simmons and Brooke A. Brown of Lord, Abbett & Co. LLC, the Trust’s investment adviser (“Lord Abbett”), regarding Post-Effective Amendment No. 47 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).  The comments, and the Trust’s responses thereto, are set forth below.  Post-Effective Amendment No. 48 to the Registration Statement, which was filed today with the Securities and Exchange Commission and became effective immediately upon filing, reflects changes made in response to your comments.

Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.  Page references used in the Trust’s responses below relate to Post-Effective Amendment No. 48.

Part A – Prospectus

1.             Please disclose the Convertible Fund’s maturity policy.

Response:  We have revised the disclosure on page 3 of the Fund’s Class A prospectus and page 19 of the Fund’s Class Y prospectus to indicate that under normal circumstances, the Fund intends to maintain its average weighted stated maturity at between five and twenty years.

2.             The Composite performance shown in the Convertible Fund’s prospectus does not reflect the deduction of fees imposed for custodial, auditing or other administrative services.  Please explain why such fees are omitted and why this omission does not render the prior performance information misleading.

Response:  We believe the Fund now has sufficient operating history to obviate inclusion of the Composite performance in the prospectus.  Accordingly, we have deleted the Composite performance from the prospectus.

3.             Mortgage-related securities are included in the main risk disclosure for the High Yield Fund, but are not identified as part of the Fund’s principal strategy.  Please resolve this inconsistency.

Response:  The inclusion of mortgage-related securities in the Fund’s main risk disclosure was in error.  Accordingly, we have removed the relevant disclosure from the prospectus.

4.             Please update certain financial information in the prospectus, such as the fee table footnotes regarding the Funds’ expense reimbursement arrangements.

Response:  We have updated the applicable financial information in the prospectus, including the fee table footnotes regarding the Funds’ expense reimbursement arrangements.

5.             Although the prospectus indicates that a team of portfolio managers manages each Fund’s investments, only certain members of each team are identified in the prospectus.  Please explain why all portfolio team members are not identified in the prospectus.

Response:  We identify in each Fund’s prospectus at a minimum those portfolio managers who are primarily responsible for managing the Fund’s assets.  We use the term “team” to convey that the Fund’s primary portfolio managers may consult with, or receive assistance from, other portfolio managers, research analysts, traders and other persons, although we do not consider such persons to be primarily responsible for the day-to-day management of the Fund.  We believe this approach is consistent with Item 5(a)(2) of Form N-1A, which calls for certain information about the persons “who are primarily responsible for the day-to-day management of the Fund’s portfolio.”

6.             The portfolio manager biographies disclose the length of time each portfolio manager has been employed by Lord Abbett, but do not indicate how long each portfolio has served in that capacity with respect to the Funds.  In accordance with the requirements of Form N-1A, please revise the portfolio manager biographies to include each portfolio manager’s tenure with the applicable Fund.

Response:  We have made the requested change to the portfolio manager biographies that appear in the “Management” section of each prospectus.

7.             In the prospectus of the Income Strategy, Balanced Strategy, Diversified Equity Strategy and World Growth & Income Strategy Funds, please describe the Funds’

principal investment strategy in terms of the types of securities in which each Fund’s assets are invested (as opposed to the underlying funds in which each Fund’s assets are invested).  Please reduce the disclosure pertaining to the underlying funds and move it to the part of the prospectus that contains the disclosure required by Item 4 of Form N-1A.

Response:  We have revised page 2 of the Funds’ prospectus to include the following disclosure:

To pursue its goal, each Fund allocates its assets among equity securities, fixed income securities, and money market instruments by investing in a weighted combination of other funds managed by Lord, Abbett & Co. LLC (“Lord Abbett”) that hold such instruments.  The underlying funds may invest in a broad range of domestic and foreign equity securities (including common and preferred stocks, warrants and similar instruments), fixed income securities (which may include investment grade or high-yield debt securities and mortgage-related securities) and money market instruments.  As a result, each Fund’s performance and risks will proportionately mirror the performance and risks of the securities held by the underlying funds in which the Fund invests.

We also have revised certain related disclosure on pages 2 and 3 to echo the changes embodied in the above excerpt.  On pages 5 and 6, we added disclosure about the risks of the underlying securities to which each Fund may allocate its assets.  We moved the disclosure relating to the underlying funds’ investment objectives and policies to a new section under the caption “Underlying Funds’ Descriptions” that begins on page 54.  Similarly, we moved the disclosure about the underlying funds’ risks to a new section captioned “Main Risks of the Underlying Funds,” which begins on page 59.  These new sections are adjacent to the Item 4 disclosure in the prospectus.

Part B – Statement of Additional Information

8.             Please revise Appendix A by adding a column indicating the lag time between the date of the portfolio holdings information and the date on which the information is disclosed.

Response:  The requested disclosure appears on page A-6 of the statement of additional information, which indicates that the lag time between the date of portfolio holdings information (including portfolio commentaries, fact sheets and performance attribution information) and the date on which the information is disclosed is one day.  We have revised Appendix A by adding a footnote that augments the existing disclosure.

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If you have any questions, please call Brooke Brown at (201) 395-2279 or the undersigned at (201) 395-2264.

Sincerely,

/s/ Christina T. Simmons
Christina T. Simmons
Vice President and Assistant Secretary